Exhibit 4(d)

        PROTECTIVE LIFE INSURANCE COMPANY        P. O. BOX 2606        BIRMINGHAM, ALABAMA        35202-2606

DEATH BENEFIT ENDORSEMENT

We are amending your Contract as described below:

1.
The first paragraph of the provision entitled "Death Benefit" in the "DEATH BENEFIT" section of your Contract is deleted in its entirety and replaced by the two paragraphs below:

    Death Benefit—The death benefit will be determined as of the end of the Valuation Period during which we receive due proof of death. The death benefit will equal the greater of: (1) the Contract Value; or (2) aggregate Purchase Payments less an adjustment for each surrender. For the purpose of calculating the death benefit, the adjustment for each surrender will equal the amount that reduces the death benefit in the same proportion that the amount surrendered reduced the Contract Value as of the Valuation Period during which that surrender was taken.

    Only one death benefit is payable under this Contract, even though the Contract may, in some circumstances, continue beyond the time of an Owner's death.

2.
An "Enhanced Spousal Continuation Benefit" provision is added to the "DEATH BENEFIT" section of your Contract.

    Enhanced Spousal Continuation Benefit—If a Beneficiary who is the surviving spouse of a deceased Owner elects, in lieu of receiving the death benefit, to continue the Contract and become the new Owner as provided in the Contract, we will add to the Contract Value an amount equal to the positive difference, if any, between: 1) the value of the Contract's death benefit; and, 2) the Contract Value; both determined as of the date we receive due proof of death. We will allocate the amount we add according to the Purchase Payment instructions then in effect, but the amount we add will not be considered a Purchase Payment."

Signed for the company and made a part of the contract as of the Effective date.

PROTECTIVE LIFE INSURANCE COMPANY
/s/ DEBORAH J. LONG
Secretary